Exhibit 99.2

SEQUANS COMMUNICATIONS

Société anonyme au capital de 693.346,78 Euros

Siège social : 19, Le Parvis de La Défense – 92800 PUTEAUX

RCS Nanterre 450 249 677

REPORT OF THE BOARD OF DIRECTORS

TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

ON MARCH 28, 2012

Dear Shareholders,

We have called this Ordinary General Meeting in accordance with the provisions of French law and the by-laws of our company, for the purpose of asking you to vote on the following:

•	Appointment of a second statutory auditor and deputy auditor;
•	Delegation of authority to complete all legal formalities related to the shareholders meeting.

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I.	ELECTION OF A SECOND STATUTORY AUDITOR AND DEPUTY AUDITOR

In 2010 Sequans Communications met two of the criteria referred to in Article R. 233-26 of the Commercial Code which governs the requirement to prepare consolidated financial statements in accordance with Article L. 233-17 of the Code.

As these criteria are also met in 2011, the consolidated financial statements, as well as the parent company financial statements, are required to be filed with the Chamber of Commerce in France and are required to be audited by two audit firms.

Therefore, a second statutory audit firm (and deputy in the event the primary firm is unable to perform the audit) is proposed for election by the shareholders:

MBV

Ms. Laure SALUDES

39, avenue de Friedland

75008 PARIS

Deputy :

Ms. Martine LECONTE

39, avenue de Friedland

75008 PARIS

The statutory auditors mandate is legally prescribed for a period of 6 years which will expire at the end of the Ordinary Shareholders meeting called to approve the financial statements of the year ended December 31, 2017.

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The resolutions presented for your consideration correspond to the points covered by this report; the Board requests that you vote in favor of the proposed resolutions and delegate authority to the Board of Directors to implement the approved proposals in the best interests of the Company.

Prepared at Paris - La Défense, France
February 7, 2012
BOARD OF DIRECTORS